Exhibit 10.4

Policy Category: Benefits

Policy Title: Plan Document and Summary Plan Description for the Houghton Mifflin Harcourt Severance Plan

Policy Effective Date: March 31, 2016

This HOUGHTON MIFFLIN HARCOURT SEVERANCE PLAN (the “Plan”) has been established by HOUGHTON MIFFLIN HARCOURT PUBLISHING COMPANY (the “Company”) to provide severance benefits for its “Eligible Employees,” as that term is defined below, and for the Eligible Employees of certain of its Affiliates that have adopted the Plan with the consent of the Administrator. This Plan document also constitutes the summary plan description required by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is amended and restated as of March 31, 2016 and is effective with respect to terminations occurring after that date. A prior version of this Plan, which was originally effective with respect to terminations occurring on or after September 5, 2014, is hereby terminated, and it and all previously adopted and communicated severance plans except the Houghton Mifflin Harcourt Publishing Company ELT Severance Plan1 but including, without limitation, the March 16, 2009 Severance Plan, the Houghton Mifflin Severance Policy and the Harcourt Education Severance Plan, each of which was previously terminated, is hereby superseded.

PLAN ADMINISTRATION

The Plan is administered by the Chief Human Resources Officer (the “Administrator”), who shall act as the “named fiduciary” and “plan administrator” under ERISA. The Administrator has the discretionary and final authority to make factual determinations, to construe and administer the Plan, to interpret any ambiguities, and to resolve any and all issues including, without limitation, eligibility to participate and the right to any Severance Benefits.

ELIGIBILITY

An Eligible Employee, as defined below, will be entitled to the Severance Benefits described in this Plan provided he/she (i) executes and returns a valid Severance Agreement, as discussed below, that is not revoked, (ii) returns all Company Property, (iii) reimburses his or her Employer for any personal charges or cash advances, (iv) pays any and all personal expenses charged to his or her Company-issued credit card and (v) pays any amounts otherwise owed to the Company, including, without limitation, any tuition assistance and relocation repayments.

SEVERANCE BENEFITS

The following Severance Benefits are available under this Plan.

(a) Severance Pay. An Eligible Employee will be entitled to Severance Pay equal to his or her Weekly Base Compensation times the greater of (i) the “Minimum Number of Weeks,” as set forth below, for his or her Talent Management Level at the time of termination or (ii) the number of his or her Years of Service multiplied by two weeks per Year of Service:

Talent Management Level	Minimum Number of Weeks
SU1 – SU 4	4
IC3 - IC7 and FM5 - FM7	8
FM8, EL8, EL9	12

[1]	Clarification added April 27, 2016

In no event will the amount of Severance Pay exceed the amount of an Eligible Employee’s Weekly Base Compensation multiplied by fifty-two.

To the extent an Eligible Employee receives a payment pursuant to the Puerto Rico Discharge Indemnity Law, such payment will be paid in a lump sum upon termination of employment and the Severance Pay to which such employee shall be eligible under this Plan will be reduced by the amount of such indemnity payment and any amount paid under this Plan shall apply toward satisfaction of any payment required under the Discharge Indemnity Law.

Severance Pay will be paid in installments, less withholdings as required by law, based on the current pay schedule (or period) of the Eligible Employee at the time of termination, beginning generally within twenty-one days following the latest of (A) the date of termination, (B) the last day of the first pay period immediately following the pay period in which the Eligible Employee returns a fully and properly executed Severance Agreement or (C) if the Eligible Employee has a right to revoke his or her execution of the Severance Agreement, the latest date as of which he or she may no longer do so. In no event will Severance Pay be paid later than the last day of the second taxable year following the date the Employee terminates.

The Employer may deduct (after all applicable withholdings have been deducted) from Severance Pay any indebtedness, obligation or liability owed by an Eligible Employee to an Employer as of his or her termination date, as permitted under applicable law.

The following examples illustrate the Severance Pay available under the Plan:

Example 1: Assume an employee with a Talent Management Level of SU3 has five and one-half Years of Service. His/her position is eliminated due to a reduction in the workforce. Under the Plan and assuming all other requirements for payment are satisfied, he/she would be eligible for a total of twelve weeks of Severance Pay (five Years of Service plus an additional (partial) Year of Service for a total of six Years of Service, times two weeks per Year of Service).

Example 2: Assume an employee with a Talent Management Level of IC7 and eight Years of Service is terminated for Performance Reasons. This employee would not be entitled to any benefits under the Plan.

Example 3: Assume an employee with a Talent Management Level of FM8 has two Years of Service at the time his/her position is eliminated due to an organizational restructuring. Under the Plan and assuming all other requirements for payment are satisfied, he/she would be eligible for a total of twelve weeks of Severance Pay, the minimum for that Talent Management Level.

Rehire Situations: An individual who is rehired will be eligible for Severance Benefits under the Plan if he or she meets the definition of Eligible Employee and the other requirements of the Plan at the time of a later termination. If the individual is still receiving

Severance Pay under the Plan at the time of rehire, the individual will have no further right to any unpaid Severance Pay or Outplacement Benefits, which will immediately end upon rehire. Under certain circumstances as described below in the definition of Years of Service, service with any Employer or Affiliate prior to rehire may be taken into account in calculating Severance Pay. Effective March 31, 2016, however, any prior Years of Service will be disregarded under this Plan if an Eligible Employee is rehired and subsequently becomes eligible for benefits under this Plan. However, if any prior service is taken into account and the individual received any prior Severance Pay (or any severance benefits under any prior severance plan, policy or arrangement of any Employer or Affiliate), the amount of Severance Pay for which the individual will be eligible at termination will be the greater of (1) the dollar amount of Severance Pay for which the individual would be eligible based on his/her date of rehire (i.e., not counting the prior Years of Service) or (2) the dollar amount of Severance Pay for which the individual would be eligible based on his/her original date of hire (i.e., counting prior Years of Service), less the dollar amount of Severance Pay the individual had previously received under this Plan or any prior severance plan, policy or arrangement.

Example 4: Assume an employee with a Talent Management Level of SU3 worked for the Company for three years, left in 2010, and returned in 2015. Assume further that he/she worked another two years and was then terminated (and at termination was eligible for Severance Benefits). He/she would receive a total of four weeks of Severance Pay (two Years of Service times two weeks per Year). Because he/she was gone for at least three years, the prior service is not taken into account in calculating Severance Benefits upon subsequent termination.

Example 5: Assume an employee with a Talent Management Level of FM6 worked for the Company for five years, left and began receiving Severance Pay on January 4, 2016 and was rehired on March 1, 2016 after receiving eight (out of a possible ten) weeks of severance pay (at the rate of $1,250/week = $10,000). Assume further he/she worked another two years with a Talent Management Level of FM6 and was then terminated when his/her Weekly Base Compensation was $1,400/week (and at termination was eligible for Severance Benefits). He/she would receive eight weeks of Severance Pay (in the amount of $11,200), calculated based on his/her rehire date, which results in a larger amount of Severance Pay than when calculated based on Years of Service, as set forth below:

Calculation based on rehire date

Years of Service since rehire: 2

Maximum weeks of Severance Pay: greater of 8 or (2 weeks x 2 Years of Service) = 8

Amount of Severance Pay eligible for payout: 8 x $1,400/week = $11,200

OR

Calculation based on total Years of Service

Total Years of Service: 5 + 2 = 7

Maximum weeks of Severance Pay: greater of 8 or (2 weeks x 7 Years of Service) = 14

Amount of Severance Pay previously received: 8 weeks x $1,250/week = $10,000

Amount of Severance Pay eligible for payout:

14 weeks x $1,400/week = $19,600 - $10,000 = $9,600

Example 6: Assume an employee with a Talent Management Level of FM6 worked for the Company for five years, left and began receiving Severance Pay on March 4, 2016 and was rehired on May 2, 2016 after receiving eight (out of a possible ten) weeks of severance pay (at the rate of $1,250/week = $10,000). Assume further he/she works another two years with a Talent Management Level of FM6 and is then terminated when his/her Weekly Base Compensation was $1,400/week (and at termination was eligible for Severance Benefits). He/she would receive the eight minimum weeks of Severance Pay (in the amount of $11,200), calculated based solely on his/her service since his/her rehire date. Because he/she was rehired after March 31, 2016, the prior service is not taken into account in calculating Severance Benefits upon subsequent termination.

(b) Outplacement Benefits. An Eligible Employee will be entitled to receive outplacement assistance services from a vendor selected by the Company. Use of Outplacement Benefits must begin within two months of termination, will be paid directly by the Employer, and will continue in accordance with the following schedule:

Talent Management Level	Duration of Outplacement Services
SU1 - SU4	1 month
IC3 - IC7 and FM5 - FM7	3 months
FM8, EL8, EL9	6 months

COORDINATION WITH SHORT-TERM DISABILITY OR OTHER APPROVED LEAVES OF ABSENCES

If an Eligible Employee is on an approved leave of absence at the time of termination, the timing and amount of Severance Pay will depend on whether the Eligible Employee is receiving other forms of income protection. If the Eligible Employee is receiving short-term disability payments (or “STD”), then Severance Pay will be reduced by the amount of STD paid from the date of termination. Severance Pay will not be reduced, however, if the employee is on an unpaid leave (such as an FMLA leave) at the time of termination.

SEVERANCE AGREEMENT

As a condition of receiving benefits under the Plan, an Eligible Employee will be required to execute a Severance Agreement in a form acceptable to the Employer. A Severance Agreement will contain a release of claims and certain other provisions as the Company may deem appropriate, including, but not limited to, post-employment obligations or restrictions on the Eligible Employee. The release will, to the extent permitted by law, waive and release any and all claims and actions an Eligible Employee might otherwise have against his or her Employer and its Affiliates, as well as any other related parties and entities the Company decides to include in the release. No Severance Benefits will be paid under the Plan if an Eligible Employee fails to timely execute (or revokes) a Severance Agreement.

DEFINITIONS OF KEY TERMS

Under the Plan, certain terms have special meanings and have already been defined. Other key terms are defined as follows:

“Affiliate” means a corporation or other entity controlled by, or under common control with, the Company, as determined by the Administrator.

“Cause” means any of the following, as determined by the Employer in its sole discretion: (i) engaging in or threatening to engage in conduct detrimental to the best interests of the Company or an Affiliate; (ii) theft, embezzlement, fraud, dishonesty or misappropriation of Company Property, or misappropriation of a corporate opportunity of the Company or an Affiliate; (iii) use or being under the influence of illegal drugs or alcohol at work, while working or in any manner that interferes with the performance of the Employee’s job duties; (iv) conviction of, a guilty plea to or nolo contendere or equivalent plea to a felony, or if it results in incarceration, a misdemeanor, and/or an Employee’s conviction of, guilty plea to or nolo contendere or equivalent plea to violation of any federal or state securities laws; or (v) material breach of the Houghton Mifflin Harcourt Code of Conduct or Employee Guide, as amended and in effect from time to time, or any successor or similar code(s), standard(s) or policies of ethics or conduct in effect during employment.

“Company Property” means all business or financial information in any form or media, and any copies thereof (including, but not limited to, reports, customer lists, customer contracts, proprietary information, business plans, notes, maps, files, memoranda, manuals or records) and all equipment (including, but not limited to, automobiles, credit cards, cardkey passes, door and file keys, software, computers, electronic files, printers, tablets, smartphones or other hand-held devices) of, or leased to, the Company or any Affiliate.

“Eligible Employee” means an Employee whose employment is involuntarily terminated by an Employer for any reason other than for Performance Reasons or for Cause. The term Eligible Employee shall not, however, include: (i) any Employee who is eligible to receive severance or similar type benefits under the provisions of any other severance plan, program, arrangement, policy or practice of, or any agreement with, an Employer; or (ii) any Employee whose current position is moved to a new work location within fifty miles of his or her current work location. An Employee shall not be considered to have been “involuntarily terminated” where: (A) employment is terminated at the end of a leave of absence because of a failure to return to work; (B) employment is terminated at the end of a leave of absence because the Employee’s position was filled during the leave and the Employer does not offer the Employee another position; (C) the individual resigns, including as a result of an election to take early, normal or deferred retirement; (D) employment is terminated after the individual gives oral or written notice of an intention to resign; or (E) employment is terminated in connection with the sale of equity interests in, or the sale or lease of all or part of the assets of a business of, the Employer where (I) the Employee is offered employment in a comparable position at a comparable salary with the purchaser or lessee, as the case may be, or (II) the Employee voluntarily elected not to participate in the selection process for the employment described in (I) above.

“Employee” means a common law employee of the Company or any Affiliate; provided, however, Employee shall not include: (i) a temporary employee, including a project employee, or any other employee who is not a regular employee (as determined by the Employee’s Employer in accordance with employment policies and practices established by the Employer); (ii) any individual who is not paid through an Employer’s U.S. or Puerto Rico payroll; (iii) any individual employed by a leasing company or staffing agency or whose work for an Employer is intended to be as an independent contractor, whether the individual’s relationship to his or her Employer is subsequently determined by an agency, a court or the Employer to have been that of a common law employee; and (iv) any union employee.

“Employer” means the Company or any Affiliate of the Company that adopts the Plan with the consent of the Company. As of the Effective Date of the Plan, no Affiliates had adopted the Plan.

“Performance Reasons” means any of the following, as determined by the Employer in its sole discretion: (i) misconduct or negligence in connection with the performance of an Employee’s job duties; (ii) failure to perform job responsibilities at a satisfactory level; (iii) chronic absence or tardiness from work that is not permitted or excused; or (iv) failure to follow the lawful direction of the person or persons to whom the employee reports.

“Weekly Base Compensation” means an Employee’s gross weekly base wages, before any withholding or deductions, at the time of termination. If the Employee normally works less than his or her Employer’s standard full-time workweek, then Weekly Base Compensation means the Employee’s gross base wages, before any withholding or deductions, for his or her normally scheduled weekly number of hours, as determined by the Employer. Weekly Base Compensation does not include bonuses, overtime pay, incentives, allowances, commissions, equity compensation, and any other extraordinary remuneration.

“Years of Service” means an individual’s whole months of service divided by twelve.

•	An individual rehired on or before March 31, 2016 will be credited with each whole month of service (without regard to partial months) he or she has worked for any Employer or Affiliate but disregarding any months of service before any continuous break in service lasting for three years or more. An Eligible Employee’s period of service consisting of a partial year shall be rounded up or down to the nearest whole year. A transfer of employment between and among the Company and any Affiliate is not considered an interruption or termination of continuous service for purposes of determining an Eligible Employee’s Years of Service.

•	An individual hired or rehired after March 31, 2016 will be credited with each whole month of service (without regard to partial months) he or she has worked for any Employer or Affiliate but disregarding any months of service before the employee’s most recent hire date. An Eligible Employee’s period of service consisting of a partial year shall be rounded up or down to the nearest whole year. A transfer of employment between and among the Company and any Affiliate is not considered an interruption or termination of continuous service for purposes of determining an Eligible Employee’s Years of Service.

CLAIMS PROCEDURES

An Employee (a “Claimant”) who believes he or she has not received the Severance Benefits due under the Plan may file a claim in writing with the Administrator. If the claim is wholly or partially denied, the Administrator shall notify the claimant of the denial within ninety days after receipt of the claim by the Administrator (unless additional time is needed). The written or electronic notice will: (i) specify the reason(s) for the denial; (ii) refer to the specific provisions of the Plan upon which the denial is based; (iii) describe any additional material or information necessary to perfect the claim and an explanation of why the material or information is necessary; and (iv) describe the Plan’s review procedures, including a statement of the Claimant’s right to bring a civil action under Section 502(a) of ERISA filling an adverse benefit determination on review.

A Claimant will be given a full and fair review by the Administrator of the denial of the claim if he or she requests a review in writing within sixty days after receipt of the notice of denial. As part of the review process, the Claimant, or his or her duly authorized representative, may review pertinent documents, submit issues and comments in writing, and receive upon request and free of charge reasonable access to, and copies of, all non-privileged documents, records, and other information relevant to the Claimant’s claim for benefits. The Administrator shall make a decision with respect to an appeal within sixty days of its receipt (unless additional time is needed) and if wholly or partially denied, shall furnish the Claimant with written or electronic notice of the decision. The notice will: (A) specify the reason(s) for the denial; (B) refer to the specific provisions of the Plan upon which the denial is based; (C) describe any additional material or information necessary to perfect the claim and an explanation of why the material or information is necessary; and (D) describe the Plan’s review procedures, including a statement of the Claimant’s right to bring a civil action under Section 502(a) of ERISA filling an adverse benefit determination on review.

The decision of the Administrator shall be final and binding in all respects.

ADDITIONAL PLAN DOCUMENT PROVISIONS

Effect on other benefits. Severance Benefits provided under the Plan shall be in addition to any compensation or benefits that may be due an Employee from the Company or an Affiliate.

No right to employment. The Plan (i) does not establish any right to continued employment of any Employee, nor any right to benefits under the Plan except according to its terms and (ii) is not to be construed as interfering with either an Employer’s right to terminate the employment of any Employee at any time or the fact that, unless so stated clearly in a writing signed by a senior executive authorized by the Chief Executive Officer of the Company, each Employee is employed “at-will,” meaning employment is not for a specific period of time, and both the Employer and the Employee may terminate the employment relationship at any time, with or without notice, for any or no reason.

Plan amendment or termination. The Plan may be amended or terminated by the Company at any time.

Tax matters. It is the intention of the parties that no payment or entitlement pursuant to this Plan will give rise to any adverse tax consequences pursuant to Internal Revenue Code Section 409A. The Administrator shall interpret and apply the Plan to that end, and shall not give effect to any provision in a manner that reasonably could be expected to give rise to adverse tax consequences under Section 409A. For purposes of this Plan, an Employee shall be considered involuntarily terminated only if the termination constitutes an “involuntary separation from service” as defined in Treas. Reg. § 1.409A-1(n).

ADDITIONAL SUMMARY PLAN DESCRIPTION PROVISIONS

ERISA rights statement. As a participant in the Plan you are guaranteed certain rights and protections under ERISA including the right to:

(i) Examine, without charge, at the Company’s office this Plan document and copies of all documents (if any) filed by the Plan with the U.S. Department of Labor (such as detailed annual reports and Plan descriptions). However, you may not inspect materials containing confidential information about other Plan participants;

(ii) Obtain copies of all non-confidential Plan information upon written request to the Administrator, for which a reasonable charge may be made;

(iii) Receive a summary of the Plan’s annual financial report. The Administrator is required by law to furnish each participant with a copy of this summary annual report; and

(iv) Continue health care coverage for yourself, spouse or dependents if there is a loss of coverage as a result of a qualifying event. You or your dependents will have to pay for such coverage.

In addition to creating rights for Plan participants, ERISA also imposes obligations upon the persons responsible for the operation of the employee benefit plan. These persons are referred to as “fiduciaries” in the law. Fiduciaries must act solely in the interest of Plan participants and they must exercise prudence in the performance of their Plan duties. Fiduciaries who violate ERISA may be removed and required to make good any losses they have caused the Plan. No one, including your employer or any other person, may fire you or otherwise discriminate against you in any way to prevent you from obtaining a benefit under the Plan or exercising your rights under ERISA.

If you have a claim for benefits that is denied or ignored, in whole or in part, you may file suit in a state or federal court. If it should happen that Plan fiduciaries misuse the Plan’s money or you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor or you may file suit in a federal court. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you lose, in certain circumstances the court may order you to pay these costs and fees, for example, if it finds your claim was frivolous.

If you have any questions about the Plan, you should contact your local Human

Resources Representative. If you have any questions about this statement or about your rights under ERISA, you should contact the nearest area office of the Employee Benefits Security Administration, U.S. Department of Labor, listed in your telephone directory or the Division of Technical Assistance and Inquiries, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

Plan number. 519

Type of plan. The Houghton Mifflin Harcourt Severance Plan is a welfare benefit plan providing severance benefits.

Source of contributions. Benefits are provided by the Employers. All amounts are paid out of the general assets of the Employers and no special trust or fund has been set up to provide benefits under the Plan.

Type of plan administration; plan year. The Plan is administered by the Administrator. The Administrator can be contacted by mail c/o Chief Human Resources Officer, Houghton Mifflin Harcourt Publishing Company, 222 Berkeley Street, Boston, Massachusetts 02116. The Plan operates and keeps its records on a calendar year basis.

Identification of plan sponsor. The Company is the Plan sponsor. The Company’s Taxpayer Identification Number is 04-1456030. The Company is also the agent for service of legal process.

Policy Owner - Human Resources